UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 29, 2025
SunLink Health Systems, Inc.
(Exact Name of Registrant as Specified in its Charter)
Georgia	001-12607	31-0621189
(State or Other Jurisdiction of	(Commission	(I.R.S. Employer
Incorporation)	File Number)	Identification No.)
900 Circle 75 Parkway
Suite 690
Atlanta, Georgia 30339
(Address of Principal Executive Offices, and Zip Code)
(770) 933-7000
(Registrant’s telephone number, including area code)

Not applicable.

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares without par value	SSY	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or

Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

1

Item 5.07	Submission of Matters to a Vote of Security Holders.

On July 29, 2025, SunLink Health Systems, Inc. (“SunLink”) convened its special meeting (the “Special Meeting”) of the holders of its common stock (the “Common Stock”). The Special Meeting was called to consider the following proposals, which are further described in the Joint Proxy Statement/Prospectus filed by SunLink with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2025 (the “Proxy Statement”):

(1) a proposal to approve the Amended and Restated Agreement and Plan of Merger between SunLink and Regional Health Properties, Inc. (“Regional”), dated as of April 14, 2025, as amended, and the transactions contemplated thereby, including the merger of SunLink with and into Regional (the “SunLink merger proposal”);

(2) a proposal to approve, on a non-binding, advisory basis, the SunLink merger-related compensation proposal (the “SunLink advisory compensation proposal”); and

(3) a proposal to approve the adjournment of the Special Meeting from time to time to solicit additional proxies in favor of the SunLink merger proposal or the SunLink advisory compensation proposal if there are insufficient votes at the time of such adjournment to approve the SunLink merger proposal or the SunLink advisory compensation proposal or if otherwise determined by the chairperson of the Special Meeting to be necessary or appropriate (the “SunLink adjournment proposal”).

Only the SunLink adjournment proposal was submitted to the holders of the Common Stock for approval at the Special Meeting convened on July 29, 2025, and a tabulation of the votes with respect to such proposal is set forth below.

SunLink Adjournment Proposal

The holders of the Common Stock approved the SunLink adjournment proposal. The Special Meeting has been adjourned to, and will reconvene, on Monday, August 4, 2025, at 10:00 a.m., Eastern Time, at Hyatt House Hotel, 3595 Cumberland Blvd., Atlanta, Georgia 30339.

The voting results for the SunLink adjournment proposal were as follows:

For	Against	Abstentions	Broker Non-Votes
3,205,684	863,979	911	-

Item 7.01 Regulation FD

On July 29, 2025, SunLink issued a press release announcing the adjournment of the Special Meeting, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 8.01	Other Events.

On July 29, 2025, SunLink convened the Special Meeting. SunLink announced, during the Special Meeting and prior to adjournment of the Special Meeting, that the Special Meeting will reconvene on Monday, August 4, 2025, at 10:00 a.m., Eastern Time, at Hyatt House Hotel, 3595 Cumberland Blvd., Atlanta, Georgia 30339. The record date for determination of the holders of the Common Stock entitled to notice of, and to vote at, the reconvened Special Meeting remains the close of business on June 20, 2025. The Company adjourned the Special Meeting pursuant to the SunLink adjournment proposal.

Any proxies previously submitted by the holders of the Common Stock with respect to the Special Meeting convened and adjourned on July 29, 2025, will continue to be counted. Such holders need not submit a new proxy in order for their votes to be counted. The holders of the Common Stock may revoke their proxies as set forth in the Proxy Statement.

***

NO OFFER OR SOLICITATION

Communications in this Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

ADDITIONAL INFORMATION

The proposed merger will be submitted to both Regional and SunLink shareholders for their consideration. In connection with the proposed merger, Regional filed a Registration Statement on Form S-4 (File No. 333-286975) (the “Registration Statement”) with the SEC that includes a joint proxy statement/prospectus for Regional and SunLink, which was sent to common stock shareholders of Regional and common stock shareholders of SunLink on or about June 30, 2025.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

You are able to obtain a copy of the joint proxy statement/prospectus, as well as other filings containing information about SunLink and Regional, without charge, at the SEC’s website (http://www.sec.gov) or by accessing SunLink’s website (http://www.sunlinkhealth.com) under the tab “Investors” or by accessing Regional’s website (http://www.regionalhealthproperties.com) under the tab “Investor Relations.” Copies of the joint proxy statement/prospectus have been mailed to the shareholders of SunLink and Regional who are, as of the respective record dates, entitled to vote on the merger, copies can also be obtained, without charge, by directing a request to Investor Relations, SunLink Health Systems, Inc., 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia, 30339, telephone 770-933-7004 or to Investor Relations, Regional Health Properties, Inc., 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia, 30338, telephone 678-869-5116.

SunLink and Regional and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SunLink and Regional in connection with the proposed merger. Information about the directors and executive officers of SunLink is set forth in Part III of SunLink’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended June 30, 2024, which information may be updated by SunLink from time to time in subsequent filings with the SEC. Information about the directors and executive officers of Regional is set forth in Part III of Regional’s Annual Report on Form 10-K for the year ended December 31, 2024, which information may be updated by Regional from time to time in subsequent filings with the SEC. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may also be obtained by reading the joint proxy statement/prospectus relating to the proposed merger. Free copies of this document may be obtained as described above.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger between Regional and SunLink, including statements of Regional’s goals, intentions and expectations; and statements regarding Regional’s business plan and growth strategies.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things:

•
the risk that the businesses of Regional and SunLink will not be integrated successfully, or such integration may be more difficult, time-consuming, or costly than expected;
•
expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;
•
revenues following the merger may be lower than expected;
•
customer, vendor and employee relationships and business operations may be disrupted by the merger;
•
the ability to obtain required regulatory approvals or the approvals of Regional’s or SunLink’s shareholders, and the ability to complete the merger on the expected timeframe;
•
the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation;
•
the ability of Regional and SunLink to meet the initial or continued listing requirements or rules of the NYSE American LLC or the OTCQB, as applicable, and to maintain the listing or trading, as applicable, of securities thereon;
•
possible changes in economic and business conditions;
•
the impacts of epidemics, pandemics or other infectious disease outbreaks;
•
the existence or exacerbation of general geopolitical instability and uncertainty;
•
possible changes in monetary and fiscal policies, and laws and regulations;
•
competitive factors in the healthcare industry;
•
Regional’s dependence on the operating success of its operators;
•
the amount of, and Regional’s ability to service, its indebtedness;
•
covenants in Regional’s debt agreements that may restrict its ability to make investments, incur additional indebtedness, and refinance indebtedness on favorable terms;
•
the effect of increasing healthcare regulation and enforcement on Regional’s operators and the dependence of Regional’s operators on reimbursement from governmental and other third-party payors;
•
the relatively illiquid nature of real estate investments;
•
the impact of litigation and rising insurance costs on the business of Regional’s operators;
•
the effect of Regional’s operators declaring bankruptcy, becoming insolvent, or failing to pay rent as due;
•
the ability of any of Regional’s operators in bankruptcy to reject unexpired lease obligations and to impede its ability to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations;
•
Regional’s ability to find replacement operators and the impact of unforeseen costs in acquiring new properties; and
•
other risks and factors identified in (i) SunLink’s cautionary language included under the headings “Forward-Looking Statements” and “Risk Factors” in SunLink’s Annual Report on Form 10-K for the year ended June 30, 2024, and other documents subsequently filed by SunLink with the SEC and (ii) Regional’s cautionary language included under the headings “Statement Regarding Forward-Looking Statements” and “Risk Factors” in Regional’s Annual Report on Form 10-K for the year ended December 31, 2024, and other documents subsequently filed by Regional with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNLINK HEALTH SYSTEMS, INC.
Date: July 29, 2025	/s/ Mark J. Stockslager
Mark J. Stockslager
Chief Financial Officer